STATEMENT OF INVESTMENTS

General New York Municipal Money Market Fund

August 31, 2007 (Unaudited)

Short-Term Investments--102.6%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York--100.9%				
Albany Industrial Development Agency, Civic Facility Revenue (Renaissance Corporation of Albany Project) (LOC; M&T Bank)	4.01	9/7/07	3,090,000 a	3,090,000
Albany Industrial Development Agency, Civic Facility Revenue, Refunding (Albany Institute of History and Art Project) (LOC; Key Bank)	3.99	9/7/07	2,075,000 a	2,075,000
Albany Industrial Development Agency, IDR (Davies Office Refurbishing, Inc. Project) (LOC; HSBC Bank USA)	4.02	9/7/07	2,445,000 a	2,445,000
Albany Industrial Development Agency, IDR (Davies Office Refurbishing, Inc. Project) (LOC; HSBC Bank USA)	4.02	9/7/07	1,395,000 a	1,395,000
Albany Industrial Development Agency, IDR (Newkirk Products, Inc. Project) (LOC; Bank of America)	4.00	9/7/07	905,000 a	905,000
Albany Industrial Development Agency, Senior Housing Revenue (South Mall Towers Albany, L.P. Project) (Insured; FNMA)	3.95	9/7/07	1,120,000 a	1,120,000
Amsterdam Enlarged City School District, GO Notes, BAN	4.00	7/3/08	1,200,000	1,202,408
Avoca Central School District, GO Notes, BAN	4.00	6/26/08	2,100,000	2,103,303
Babylon Industrial Development Agency, IDR (J. D'Addario and Co. Inc. Project) (LOC; Bank of America)	3.95	9/7/07	2,100,000 a	2,100,000
Cincinnatus Central School District, GO Notes, BAN	4.00	6/18/08	3,641,000	3,647,948
Colonie, GO Notes, BAN	4.00	4/4/08	1,400,000	1,402,002
Colonie, GO Notes, BAN	4.25	4/4/08	4,000,000	4,010,222
Dutchess County Industrial Development Agency, Civic Facility Revenue, Refunding (Lutheran Center at Poughkeepsie, Inc. Project) (LOC; Key Bank)	3.99	9/7/07	2,000,000 a	2,000,000
Erie County Industrial Development				

Agency, Civic Facility Revenue (Hauptman-Woodward Project) (LOC; Key Bank)	4.06	9/7/07	2,200,000 a	2,200,000
Erie County Industrial Development Agency, Civic Facility Revenue (People Inc. Project) (LOC; Key Bank)	4.06	9/7/07	2,250,000 a	2,250,000
Erie County Industrial Development Agency, IDR (Hydro-Air Components Inc. Project) (LOC; HSBC Bank USA)	4.05	9/7/07	5,000,000 a	5,000,000
Erie County Industrial Development Agency, IDR (Luminescent Systems, Inc. Project) (LOC; HSBC Bank USA)	4.02	9/7/07	6,000,000 a	6,000,000
Erie County Industrial Development Agency, IDR (MMARS 3rd Program-B&G Properties) (LOC; HSBC Bank USA)	4.35	9/7/07	525,000 a	525,000
Erie County Industrial Development Agency, Multi-Mode Civic Facility Revenue (United Cerebral Palsy Association of Western New York, Inc. Project) (LOC; Key Bank)	4.06	9/7/07	4,245,000 a	4,245,000
Erie County Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch)	4.04	9/7/07	4,850,000 a,b	4,850,000
Glen Cove Housing Authority, Senior Living Facility Revenue (The Mayfair at Glen Cove) (Liquidity Facility; Goldman Sachs Group and LOC; Goldman Sachs Group)	4.02	9/7/07	3,600,000 a,b	3,600,000
Glens Falls City School District, GO Notes, RAN	4.25	6/18/08	1,000,000	1,003,824
Goldman Sachs Pool Trust, Revenue (Liquidity Facility; Goldman Sachs Group Inc. and LOC; Ixis Corporate and Investment Bank)	4.05	9/7/07	4,400,000 a,b	4,400,000
Hamburg Central School District, GO Notes, BAN	4.25	7/3/08	2,300,000	2,308,318
Hempstead Industrial Development Agency, IDR (Liquidity Facility; Goldman Sachs Group and LOC; Goldman Sachs Group)	4.02	9/7/07	6,000,000 a,b	6,000,000
Hempstead Industrial Development Agency, IDR, Refunding (Trigen-Nassau Energy Corporation) (LOC; Societe				

Generale)	3.95	9/7/07	5,200,000 a	5,200,000
Holley,				
GO Notes, BAN	4.25	2/26/08	1,400,000	1,403,286
Hudson Yards Infrastructure Corporation, Hudson Yards Senior Revenue (Insured; FGIC and Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	4.02	9/7/07	2,400,000 a,b	2,400,000
Hudson Yards Infrastructure Corporation, Hudson Yards Senior Revenue (Insured; FGIC and Liquidity Facility; Morgan Stanley Bank)	4.07	9/7/07	15,000,000 a,b	15,000,000
Metropolitan Transportation Authority, Transportation Revenue, CP (LOC; ABN-AMRO)	3.71	12/6/07	6,000,000	6,000,000
Metropolitan Transportation Authority, Transportation Revenue, CP (LOC; ABN-AMRO)	3.72	12/14/07	1,550,000	1,550,000
Metropolitan Transportation Authority, Transportation Revenue, Refunding (Insured; FGIC and Liquidity Facility; Morgan Stanley Bank)	4.04	9/7/07	8,380,000 a,b	8,380,000
Monroe County Industrial Development Agency, Civic Facility Revenue (Heritage Christian Home Project) (LOC; Key Bank)	4.06	9/7/07	2,475,000 a	2,475,000
Monroe County Industrial Development Agency, IDR (Jamestown Container of Rochester Inc. Facility) (LOC; HSBC Bank USA)	3.90	9/7/07	480,000 a	480,000
Monroe County Industrial Development Agency, LR (Robert Weslayan College Project) (LOC; M&T Bank)	4.01	9/7/07	2,815,000 a	2,815,000
Nassau County,				
GO Notes, TAN	4.25	9/30/07	5,000,000	5,002,811
New York City (Liquidity Facility; Merrill Lynch)	4.03	9/7/07	9,320,000 a,b	9,320,000
New York City Industrial Development Agency, IDR (Allway Tools Inc. Additional Project) (LOC; Citibank NA)	4.05	9/7/07	1,830,000 a	1,830,000
New York City Industrial Development Agency, IDR (Gary Plastic Packaging Corporation Project) (LOC; JPMorgan Chase Bank)	4.08	9/7/07	4,000,000 a	4,000,000
New York City Municipal Water				

Finance Authority, CP (Liquidity Facility: Bayerische Landesbank and Westdeutsche Landesbank)	3.64	9/13/07	5,700,000	5,700,000
New York City Municipal Water Finance Authority, Water and Sewer System Revenue (Insured; FGIC and Liquidity Facility; DEPFA Bank PLC)	3.90	9/1/07	6,000,000 a	6,000,000
New York City Transitional Finance Authority, Revenue (New York City Recovery) (Liquidity Facility; Dexia Credit Locale)	3.90	9/1/07	10,250,000 a	10,250,000
New York City Transitional Finance Authority, Revenue (New York City Recovery) (Liquidity Facility; Royal Bank of Canada)	3.95	9/1/07	3,900,000 a	3,900,000
New York Counties Tobacco Trust II, Tobacco Settlement Pass-Through Bonds (Liquidity Facility; Merrill Lynch)	4.04	9/7/07	5,215,000 a,b	5,215,000
New York Counties Tobacco Trust IV, Tobacco Settlement Pass-Through Bonds (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	4.04	9/7/07	750,000 a,b	750,000
New York State (LOC; Dexia Credit Locale)	3.70	1/8/08	4,000,000	4,000,000
New York State Dormitory Authority, Insured Revenue (Long Island University) (Insured; CIFG and Liquidity Facility; Dexia Credit Locale)	3.98	9/1/07	85,000 a	85,000
New York State Dormitory Authority, Insured Revenue (Long Island University) (Insured; CIFG and Liquidity Facility; Dexia Credit Locale)	3.98	9/1/07	5,200,000 a	5,200,000
New York State Dormitory Authority, Revenue (Park Ridge Hospital Inc.) (LOC; JPMorgan Chase Bank)	3.97	9/7/07	4,430,000 a	4,430,000
New York State Energy Research and Development Authority, Electric Facilities Revenue (Long Island Lighting Company Project) (LOC; Royal Bank of Scotland)	3.95	9/7/07	2,200,000 a	2,200,000
New York State Energy Research and Development Authority, Facilities Revenue (Consolidated Edison Company of New York, Inc. Project)				

(LOC; Citibank NA)	3.94	9/7/07	3,200,000 a	3,200,000
New York State Housing Finance Agency, Housing Revenue (250 West 93rd Street) (LOC; Landesbank Hessen-Thuringen Girozentrale)	3.95	9/7/07	8,800,000 a	8,800,000
New York State Housing Finance Agency, Housing Revenue (Gateway to New Cassel) (LOC; JPMorgan Chase Bank)	3.99	9/7/07	7,200,000 a	7,200,000
New York State Housing Finance Agency, Housing Revenue (Rip Van Winkle House) (Insured; FHLMC)	3.97	9/7/07	6,600,000 a	6,600,000
New York State Housing Finance Agency, Housing Revenue (Tower 31) (Liquidity Facility; FHLMC and LOC; FHLMC)	3.97	9/7/07	10,000,000 a	10,000,000
New York State Housing Finance Agency, Revenue (East 39 Street Housing) (Insured; FNMA and Liquidity Facility; FNMA)	3.94	9/7/07	4,800,000 a	4,800,000
New York State Housing Finance Agency, Revenue (Sea Park West Housing) (Insured; FHLMC)	3.97	9/7/07	6,400,000 a	6,400,000
New York State Housing Finance Agency, State Personal Income Tax Revenue (Economic Development and Housing) (Liquidity Facility; Citibank NA)	3.66	9/7/07	5,085,000 a,b	5,085,000
New York State Mortgage Agency, Mortgage Revenue (Liquidity Facility; Citibank NA)	4.06	9/7/07	6,680,000 a,b	6,680,000
New York State Urban Development Corporation, State Personal Income Tax Revenue (State Facilities and Equipment) (Liquidity Facility; Morgan Stanley Bank)	4.04	9/7/07	1,570,000 a,b	1,570,000
Niagara County Industrial Development Agency, Civic Facility Revenue (NYSARC Inc., Niagara County Chapter) (LOC; Key Bank)	4.06	9/7/07	2,900,000 a	2,900,000
North Syracuse Central School District, GO Notes, RAN	4.00	6/19/08	1,300,000	1,302,489
Olean, GO Notes, BAN	4.00	8/14/08	2,170,000	2,173,962
Oneida County Industrial Development Agency, IDR (The Fountainhead Group, Inc. Facility) (LOC; Citizens Bank of Massachusetts)	3.98	9/7/07	3,165,000 a	3,165,000

Ontario County Industrial Development Agency, IDR (Robert C. Horton/Ultrafab) (LOC; JPMorgan Chase Bank)	4.08	9/7/07	1,200,000 a	1,200,000
Patchogue-Medford Union Free School District, GO Notes, TAN	4.50	6/27/08	4,000,000	4,017,337
Port Authority of New York and New Jersey, CP (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	3.75	11/15/07	8,100,000	8,100,000
Putnam County, GO Notes, TAN	4.00	11/15/07	3,000,000	3,002,392
Saint Lawrence County Industrial Development Agency, IDR (Saint Lawrence County Newspapers Corporation Project) (LOC; Key Bank)	4.13	9/7/07	1,655,000 a	1,655,000
Schenectady County Industrial Development Agency, Civic Facility Revenue (Sunnyview Hospital and Rehabilitation Center Project) (LOC; Key Bank)	4.02	9/7/07	3,800,000 a	3,800,000
Schoharie County Industrial Development Agency, Civic Facility Revenue (Bassett Hospital Project) (LOC; Key Bank)	4.06	9/7/07	1,600,000 a	1,600,000
South Country Central School District at Brookhaven, GO Notes, BAN	4.25	1/18/08	1,623,721	1,626,398
Southeast Industrial Development Agency, IDR (Unilock New York, Inc. Project) (LOC; Bank One)	4.25	9/7/07	1,400,000 a	1,400,000
Suffolk County Industrial Development Agency, IDR (Belmont Villas LLC Facility) (Insured; FNMA)	3.95	9/7/07	12,255,000 a	12,255,000
Suffolk County Industrial Development Agency, IDR (BIO-Botanica Inc. Project) (LOC; Citibank NA)	4.01	9/7/07	3,150,000 a	3,150,000
TSASC Inc. of New York, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	4.04	9/7/07	20,000,000 a,b	20,000,000
TSASC Inc. of New York, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	4.08	9/7/07	3,350,000 a,b	3,350,000
TSASC Inc. of New York,				

Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch)	4.04	9/7/07	13,820,000 [a,b]	13,820,000
Tuckahoe Union Free School District, GO Notes, TAN	4.25	6/18/08	2,500,000	2,507,175
Ulster County Industrial Development Agency, IDR (De Luxe Packaging Corporation Project) (LOC; National Bank of Canada)	4.07	9/7/07	2,500,000 [a]	2,500,000
Warren and Washington Counties Industrial Development Agency, IDR (Angiodynamics Project) (LOC; Key Bank)	4.13	9/7/07	2,710,000 [a]	2,710,000
Watervliet City School District, GO Notes, BAN	4.00	6/30/08	2,200,000 [c]	2,203,410
Westchester Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch)	4.04	9/7/07	4,400,000 [a,b]	4,400,000
Yonkers Industrial Development Agency, MFHR (Main Street Lofts Yonkers LLC Project) (LOC; M&T Bank)	4.05	9/7/07	14,600,000 [a]	14,600,000
U.S. Related--1.7%				
Puerto Rico Aqueduct and Sewer Authority, Revenue (Liquidity Facility; Citibank NA and LOC; Citibank NA)	4.03	9/7/07	6,000,000 [a,b]	6,000,000

Total Investments (cost $367,237,285)	**102.6%**	**367,237,285**
Liabilities, Less Cash and Receivables	**(2.6%)**	**(9,272,706)**
Net Assets	**100.0%**	**357,964,579**

a Securities payable on demand. Variable interest rate--subject to periodic change.

b Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At August 31, 2007, these securities amounted to $120,820,000 or 33.8% of net assets.

c Purchased on a delayed delivery basis.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement

CGIC	Capital Guaranty Insurance Company		**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty		**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation		**CP**	Commercial Paper
EDR	Economic Development Revenue		**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company		**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank		**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association		**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes		**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association		**GO**	General Obligation
HR	Hospital Revenue		**IDB**	Industrial Development Board
IDC	Industrial Development Corporation		**IDR**	Industrial Development Revenue
LOC	Letter of Credit		**LOR**	Limited Obligation Revenue
LR	Lease Revenue		**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue		**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue		**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates		**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants		**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes		**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue		**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency		**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes		**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes		**XLCA**	XL Capital Assurance